Exhibit 3.1

AMENDMENT NO. THREE

TO THE BYLAWS OF

CNL INCOME PROPERTIES, INC.

By resolution adopted by a unanimous written consent of the Board of Directors of CNL Income Properties, Inc. (the “Corporation”), the Board of Directors (the “Board”) has authorized the following amendment to the Corporation’s Bylaws:

Section 11 of Article III, is to be deleted in its entirety and replaced by the following:

SECTION 11. COMPENSATION. Each Director is entitled to receive $45,000 annually for serving on the Board of Directors, as well as fees of $2,000 per meeting of the Board of Directors attended ($2,000 for each telephonic meeting of the Board of Directors in which the Director participates). Each Director is entitled to receive $2,000 per Audit Committee meeting attended or participated in telephonically. In addition to the fee for each Audit Committee meeting, the chairman of the Audit Committee shall receive an annual retainer of $10,000 and shall be entitled to receive a fee of $2,000 per meeting attended or telephonic meeting in which such Chairman participates with the Company’s independent accountants as a representative of the Audit Committee. In addition, each Director is entitled to receive $2,000 (or 2,000, in the case of the chairman of any committee) per meeting of any other committee of the Board of Directors attended or telephonic meeting of any such committee in which the Director participates. Directors that are members of a special committee are entitled to receive fees of $2,000 per day for service as representatives of such special committee in lieu of the above compensation (to the extent that such Directors devote in excess of three hours on such day to matters relating to such special committee). The Company will not pay any compensation to the officers and Directors of the Company who also serve as officers and directors of the Advisor (as such term is defined in the Articles of Incorporation). No additional compensation shall be paid for attending the annual stockholders meeting.

The foregoing is certified as Amendment No. Three to the Bylaws of the Corporation, adopted by the Board (including a majority of the Independent Directors, as such term is defined in the Corporation’s Amended and Restated Articles of Incorporation, as amended) as of November 30, 2007 and effective as of January 1, 2008.

/s/ Amy Sinelli
Amy Sinelli, Secretary